UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

On June 28, 2023, Mobilicom Ltd. (the “Company”), filed its report with the Australian Securities Exchange regarding the appointment of Hall Chadwick WA Audit Pty Ltd as auditor of the Company, and the resignation of BDO Audit Pty Ltd (BDO) as the Company’s auditor in Australia.

No change has been made with respect to the appointment of BDO Member Firm, Ziv Haft, Certified Public Accountants, Isr., as the Company’s public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB).

EXHIBIT INDEX

Exhibit No.
99.1	ASX Notice – Change of Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: June 28, 2023	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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